UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ShoulderUp Technology Acquisition Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

82537G203
(CUSIP Number)

ShoulderUp Technology Sponsor LLC
125 Townpark Drive, Suite 300
Kennesaw, GA 30144
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 19, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82537G203	13D	Page 2 of 9 pages

1	Names of Reporting Persons. ShoulderUp Technology Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,800,000 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,800,000 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,800,000 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.2% (3)
14	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 1,350,000 shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A common stock”) underlying 1,350,000 private placement units (“Private Placement Units”) and (ii) 10,450,000 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B common stock” and together with the Class A common stock, the “Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares and Private Placement Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-260503). Phyllis Newhouse shares voting and investment discretion with respect to the Common Stock held of record by the Sponsor and she disclaims beneficial ownership of such shares of Common Stock except to the extent of her pecuniary interest therein.

(2)	Excludes 675,000 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

(3)	Based on 31,350,000 shares of Class A common stock and 10,450,000 shares of Class B common stock outstanding.

CUSIP No. 82537G203	13D	Page 3 of 9 pages

1	Names of Reporting Persons. Phyllis Newhouse
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,800,000 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,800,000 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,800,000 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.2% (3)
14	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 1,350,000 shares of the Issuer’s Class A common stock underlying 1,350,000 Private Placement Units and (ii) 10,450,000 shares of the Issuer’s Class B common stock, which are automatically convertible into shares of the Issuer’s Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares and Private Placement Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-260503). Phyllis Newhouse shares voting and investment discretion with respect to the Common Stock held of record by the Sponsor and she disclaims beneficial ownership of such shares of Common Stock except to the extent of her pecuniary interest therein.

(2)	Excludes 675,000 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

(3)	Based on 31,350,000 shares of Class A common stock and 10,450,000 shares of Class B common stock outstanding.

CUSIP No. 82537G203	13D	Page 4 of 9 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of ShoulderUp Technology Acquisition Corp., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 125 Townpark Drive, Suite 300, Kennesaw, GA 30144.

Item 2.	Identity and Background

(a) This statement is filed by (each, a “Reporting Person”):

(i) the Sponsor, which is the holder of record of approximately 28.2% of the issued and outstanding shares of all classes of Common Stock of the Issuer (41,800,000) based on the number of shares of Class A common stock (31,350,000) and shares of Class B common stock (10,450,000) outstanding as of December 2, 2021; and

(ii) Phyllis Newhouse, the Chief Executive Officer and a director of the Issuer and a manager of the Sponsor;

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 125 Townpark Drive, Suite 300, Kennesaw, GA 30144.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering (the “IPO”) and potential business combination. The principal occupation of Phyllis Newhouse is to serve as Chief Executive Officer of the Issuer, Athena Technology Acquisition Corp. and XtremeSolutions, Inc. and as manager of the Sponsor.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Phyllis Newhouse is a citizen of the United States.

CUSIP No. 82537G203	13D	Page 5 of 9 pages

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Private Placement Units (as defined below) was $13,500,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

Item 4.	Purpose of Transaction

Founder Shares

On August 30, 2021, Sponsor purchased 9,833,333 Founder Shares, classified as shares of Class B common stock, for an aggregate purchase price of $25,000. In November 2021, the Issuer effected a 1.0627119 for 1 stock split of the Common Stock so that the Sponsor owns an aggregate of 10.250,000 Founder Shares. The Founder Shares will automatically convert into shares of Common Stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

Private Placement Units

On November 19, 2021 as part of a Private Placement Units Purchase Agreement dated March 16, 2021 (the “Unit Subscription Agreement”), Sponsor purchased 1,350,000 Private Placement Units from the Issuer for an aggregate purchase price of $13,500,000. Each Placement Unit consists of one share of Common Stock (“Placement Share”) and one-half of one redeemable warrant (each, a “Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one share Common Stock at a price of $11.50 per share, subject to adjustment, commencing 30 days following the consummation of the Business Combination.

The foregoing description of the Unit Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares and Common Stock in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares and Common Stock in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s Business Combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Issuer’s Common Stock if the Issuer does not complete the Business Combination within 18 months from the closing of the Issuer’s initial public offering (the “IPO”) or (B) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity and (iii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares if the Issuer fails to complete the Business Combination within 18 months from the closing of the IPO or any extended period of time that the Issuer may have to consummate an initial business combination, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any Common Stock it holds if the Issuer fails to complete the Business Combination within the prescribed time frame.

CUSIP No. 82537G203	13D	Page 6 of 9 pages

Voting Agreement

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Common Stock purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public stockholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding shares of Common Stock voted are voted in favor of the Business Combination.

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares, Private Placement Units, and securities contained therein are not transferable or salable: (i) in the case of the founder shares, until the earlier to occur of: (a) one year after the completion of the Business Combination; (b) subsequent to the Business Combination, if the last reported sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination; and (c) the date following the completion of the Business Combination on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the Private Placement Units and securities contained therein, until 30 days after the completion of the Business Combination, subject to certain customary exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Private Placement Units, any Common Stock issuable upon the exercise of Placement Warrant, any Common Stock issuable upon the conversion of the Founder Shares, and any Common Stock that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

CUSIP No. 82537G203	13D	Page 7 of 9 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 41,800,000 shares of Common Stock outstanding as of March 19, 2021, which includes: (i) 30,000,000 shares of Common Stock outstanding, (ii) 1,350,000 shares of Common Stock issuable upon exercise of the Private Placement Units, and (iii) 10,450,000 shares of Common Stock issuable upon conversion of the Founder Shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ShoulderUp Technology Sponsor LLC	11,800,000	28.2%	0	0	0	11,8000,000
Phyllis Newhouse	11,800,000	28.2%	0	10,450,000	0	11,800,000

CUSIP No. 82537G203	13D	Page 8 of 9 pages

The securities reported above are held of record by Sponsor and include: (i) 1,350,000 shares of Common Stock issuable upon exercise of the Private Placement Units, and (ii) 10,450,000 shares of Common Stock issuable upon conversion of the Founder Shares.

Phyllis Newhouse is the managing member of the Sponsor. By virtue of these relationships, each of them may be deemed to share beneficial ownership of the securities held of record by Sponsor.

(c) The Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Unit Purchase Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated November 16, 2021, by and among the Issuer, its officers, its directors and ShoulderUp Technology Sponsor LLC. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed November 23, 2021).
3	Registration Rights Agreement, dated November 16, 2021, by and between the Issuer and ShoulderUp Technology Sponsor LLC (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed November 23, 2021).
4	Private Placement Units Purchase Agreement, dated November 16, 2021, by and between the Issuer and the ShoulderUp Technology Sponsor LLC. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed November 23, 2021).

CUSIP No. 82537G203	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2021

SHOULDERUP TECHNOLOGY SPONSOR LLC

By:	/s/ Phyllis Newhouse
Name:	Phyllis Newhouse
Title:	Managing Member

Date: December 2, 2021	/s/ Phyllis Newhouse
Phyllis Newhouse